EXHIBIT 99.3

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) 1275 Av. des Canadiens-de-Montréal Suite 500 Montreal, Québec H3B 0G4

2.	Date of Material Change

June 22, 2021.

3.	News Release

Nomad issued a press release with respect to the material change described below on June 22, 2021 via CNW Newswire.

4.	Summary of Material Change

Nomad has established an at-the-market (“ATM”) equity program allowing Nomad to issue and sell up to US $50 million of common shares from treasury (the “Common Shares”) to the public from time to time at the Company’s sole discretion and at the prevailing market price.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

Nomad has established an ATM equity program allowing Nomad to issue and sell up to US $50 million of Common Shares to the public from time to time at the Company’s sole discretion and at the prevailing market price. Sales of the Common Shares under the ATM program will be made pursuant to the terms of an equity distribution agreement dated June 22, 2021 with a syndicate of agents led by Cormark Securities Inc. (the “Agents”). The volume and timing of distributions under the ATM program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations.

The Company currently intends to use the net proceeds, if any, from the ATM program to fund acquisitions, including new accretive acquisitions of streams or royalties, repay indebtedness and for working capital and general corporate purposes. In addition to its cash on hand and its revolving credit facility, the ATM program provides Nomad with a tool, as needed, to efficiently access the capital markets in order to continue execute on its growth strategy. Management of the Company will have discretion with respect to the actual use of the net proceeds of the ATM program.

All Common Shares sold pursuant to the ATM will be sold through the Toronto Stock Exchange or sales made directly on the Toronto Stock Exchange, or on any other recognized “marketplace” in Canada within the meaning of National Instrument 21-101 – Marketplace Operation in Canada, at prices related to prevailing market price at the time of sale. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

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In connection with the ATM, Nomad has filed a prospectus supplement dated June 22, 2021 with the securities regulatory authorities in each of the provinces of Canada, which supplements the Company’s short form base shelf prospectus dated September 30, 2020, copies of which are available on the Corporation’s SEDAR profile at www.sedar.com.

5.2.	Disclosure required for a “Restructuring Transaction”

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Vincent Metcalfe, Chief Executive Officer of Nomad. Mr. Metcalfe can be reached at (438) 538-7555 or vmetcalfe@nomadroyalty.com.

9.	Date of Report

June 23, 2021.

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